Exhibit 16.1

March 18, 2022

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Pennsylvania Real Estate Investment Trust (the “Company”) and, under the date of March 15, 2022, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2021 and 2020, and the effectiveness of internal control over financial reporting as of December 31, 2021. On March 14, 2022, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 18, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that BDO USA LLP was not engaged regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company’s consolidated financial statements.

Very truly yours,

/s/ KPMG LLP